SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C. 20549


                          FORM 11-K


     [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

        For the fiscal year ended December 31, 1996

                              OR

         [  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d)  OF
         THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from        to

                 Commission file number 1-707

              A.   Full title of the Plan:


                   Kansas City Power & Light Company
                   Cash or Deferred Arrangement
                   (Employee Savings Plus Plan)
                   (hereinafter referred to as "Plan")

              B.   Name of issuer of the securities held
                   pursuant to the Plan and the address
                   of its principal executive office:


                   Kansas City Power & Light Company
                   1201 Walnut
                   Kansas City, Missouri 64106-2124





                      TABLE OF CONTENTS



FINANCIAL STATEMENTS                                   Page


    Report of Independent Accountants                     1

    Statements of Financial Condition, With Fund Information

       December 31, 1996                                  2

       December 31, 1995                                  4

    Statements of Income and Changes in Plan Equity, With Fund
    Information for the Year Ended

       December 31, 1996                                  6

       December 31, 1995                                  8

       December 31, 1994                                 10

    Notes to Financial Statements                        12

    Signatures                                           18

    Consent of Independent Accountants                   19




                REPORT OF INDEPENDENT ACCOUNTANTS

To the Administrative Committee,
  Kansas City Power & Light Company
  Cash or Deferred Arrangement Employee Savings Plus Plan


We have audited the accompanying statements of financial condition of Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan as of December 31, 1996 and 1995, and the related statements of income and changes in Plan equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of December 31, 1996 and 1995, and the income and changes in Plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of financial condition and the statement of income and changes in Plan equity is presented for purposes of additional analysis rather than to present the financial condition and the income and changes in Plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ COOPERS & LYBRAND L.L.P.
COOPERS & LYBRAND L.L.P.

Kansas City, Missouri
June 6, 1997

                                   Kansas City Power & Light Company
                        Cash or Deferred Arrangement Employee Savings Plus Plan
                        Statement of Financial Condition, With Fund Information
                                           December 31, 1996

                                                                        Fidelity
Investment Funds
                                                                         Asset          OTC
ASSETS                                 MIP       Puritan      Magellan   Manager     Portfolio  Overseas
Investments, at market:
 Short term money market                       $     -      $      -    $
159,103     $   -     $   - $    -
 Kansas City Power & Light Co. Stock
  2,679,331.3966 shares (cost $57,271,426)           -             -           -         -          -
-

 Fidelity Managed Income Portfolio
  (MIP) (cost $7,492,939)                       7,492,939          -           -         -          -
-

 Fidelity Puritan Fund
  726,829.5399 shares (cost $11,183,328)             -       12,530,541        -         -          -
-

 Fidelity Magellan Fund
  341,712.9438 shares (cost $23,746,811)             -             -
27,559,149      -         -      -

 Fidelity Asset Manager Fund
  45,883.8316 shares (cost $705,044)                 -             -           -      755,707       -
-

 Fidelity OTC Portfolio Fund
  55,985.2874 shares (cost $1,717,316)               -             -           -         -
1,831,279        -

 Fidelity Overseas Fund
  48,895.7508 shares (cost $1,427,865)               -             -           -         -          -
1,507,945
 Loans to participants                               -             -           -
           -         -           -
  Total investments                             7,492,939    12,530,541
27,718,252   755,707   1,831,279     1,507,945

Receivables:
 Investment income                                 37,621          -           -         -          -
-
 Money market interest                                 26            50
100           6          33         10
 Commission reimbursement                            -             -           -         -          -
-
  Total receivables                                37,647            50
100           6          33         10
TOTAL ASSETS                                   $7,530,586   $12,530,591
$27,718,352 $755,713  $1,831,312    $1,507,955

LIABILITIES AND PLAN EQUITY
Liabilities:
 Benefits payable to participants              $  284,742   $   246,498 $
421,322     $    -    $    1,519    $    -
Plan Equity                          7,245,844  12,284,093   27,297,030  755,713     $1,829,793
$1,507,955
TOTAL LIABILITIES AND PLAN EQUITY              $7,530,586   $12,530,591
$27,718,352 $755,713  $1,831,312    $1,507,955

  The accompanying Notes to Financial Statements are an integral part of these statements.


                                   Kansas City Power & Light Company
                        Cash or Deferred Arrangement Employee Savings Plus Plan
                        Statement of Financial Condition, With Fund Information
                                           December 31, 1996

                                                   KCPL            Loans to        Total of
ASSETS                                          Stock Fund       Participants      All Funds
Investments at Market:
 Short term money market                                         $    -           $  237,500   $
396,603
 Kansas City Power & Light Co. Stock
  2,679,331.3966 (cost $57,271,426)             76,360,945             -            76,360,945

 Fidelity Managed Income Portfolio
  (MIP) (cost $7,492,939)                                               -               -
7,492,939

 Fidelity Puritan Fund
  726,829.5399 shares (cost $11,183,328)              -                -            12,530,541

 Fidelity Magellan Fund
  341,712.9438 shares (cost $23,746,811)              -                -            27,559,149

 Fidelity Asset Manager Fund
  45,883.8316 shares (cost $705,044)                  -                -               755,707

 Fidelity OTC Portfolio Fund
  55,985.2874 shares (cost $1,717,316)                -                -             1,831,279

 Fidelity Overseas Fund
  48,895.7508 shares (cost $1,427,865)                -                -             1,507,945
 Loans to participants                                                  -          5,606,288
5,606,288
  Total investments                                               76,360,945       5,843,788
134,041,396

Receivables:
 Investment income                                                      -               -
37,621
 Money market interest                                                   614            -
839
 Commission reimbursement                                                391            -
391
  Total receivables                                                    1,005            -
38,851
TOTAL ASSETS                                                     $76,361,950      $5,843,788
$134,080,247

LIABILITIES AND PLAN EQUITY
Liabilities:
 Benefits payable to participants                                $ 1,560,754      $   41,141   $
2,555,976
Plan Equity                                     74,801,196        5,802,647        131,524,271
TOTAL LIABILITIES AND PLAN EQUITY                                $76,361,950      $5,843,788
$134,080,247


The accompanying Notes to Financial Statements are an integral part of these statements.

                                   Kansas City Power & Light Company
                        Cash or Deferred Arrangement Employee Savings Plus Plan
                        Statement of Financial Condition, With Fund Information
                                           December 31, 1995

                                                                        Fidelity
Investment Funds
                                                                         Asset          OTC

ASSETS                                 MIP       Puritan      Magellan   Manager     Portfolio   Overseas
Investments, at market:
 Short term money market                       $     -      $      -    $      -     $   -       $   -
$    -
 Kansas City Power & Light Co. Stock
  2,404,607.7374 shares (cost $48,447,967)           -             -           -         -           -
-

 Fidelity Managed Income Portfolio
  (MIP) (cost $6,777,831)                       6,777,831          -           -         -           -
-

 Fidelity Puritan Fund
  619,232.7959 shares (cost $9,242,390)              -       10,533,150        -         -           -
-

 Fidelity Magellan Fund
  290,249.1863 shares (cost $19,449,421)             -             -
24,955,625      -         -      -

 Fidelity Asset Manager Fund
  35,613.1852 shares (cost $527,945)                 -             -           -      564,469        -
-

 Fidelity OTC Portfolio Fund
  21,852.0095 shares (cost $599,894)                 -             -           -         -        662,771
-

 Fidelity Overseas Fund
  33,581.6574 shares (cost $947,624)                 -             -           -         -           -
976,219
 Loans to participants                               -             -           -
           -         -           -
  Total investments                             6,777,831    10,533,150
24,955,625   564,469   662,771       976,219

Receivables:
 Investment income                                 34,800          -           -         -           -
-
 Money market interest                               -               37
72            7         8         10
 Commission reimbursement                            -             -           -         -           -
-
  Total receivables                                34,800            37
72            7         8         10
TOTAL ASSETS                                   $6,812,631   $10,533,187
$24,955,697 $564,476  $662,779      $976,229

LIABILITIES AND PLAN EQUITY
Liabilities:
 Benefits payable to participants              $  155,230   $   175,234 $
296,722     $      1  $      8      $  2,528
Plan Equity                          6,657,401  10,357,953   24,658,975  564,475      662,771     973,701
TOTAL LIABILITIES AND PLAN EQUITY              $6,812,631   $10,533,187
$24,955,697 $564,476  $662,779      $976,229

  The accompanying Notes to Financial Statements are an integral part of these statements.

                                   Kansas City Power & Light Company
                        Cash or Deferred Arrangement Employee Savings Plus Plan
                        Statement of Financial Condition, With Fund Information
                                           December 31, 1995

                                                   KCPL            Loans to        Total of
ASSETS                                          Stock Fund       Participants      All Funds
Investments at Market:
 Short term money market                                         $     2,472      $  234,371   $
236,843
 Kansas City Power & Light Co. Stock
  2,404,607.7374 (cost $48,447,967)             63,120,953             -            63,120,953

 Fidelity Managed Income Portfolio
  (MIP) (cost $6,777,831)                                               -               -
6,777,831

 Fidelity Puritan Fund
  619,232.7959 shares (cost $9,242,390)               -                -            10,533,150

 Fidelity Magellan Fund
  290,249.1863 shares (cost $19,449,421)              -                -            24,955,625

 Fidelity Asset Manager Fund
  35,613.1852 shares (cost $527,945)                  -                -               564,469

 Fidelity OTC Portfolio Fund
  21,852.0095 shares (cost $599,894)                  -                -               662,771

 Fidelity Overseas Fund
  33,581.6574 shares (cost $947,624)                  -                -               976,219
 Loans to participants                                                  -          4,929,010
4,929,010
  Total investments                                               63,123,425       5,163,381
112,756,871

Receivables:
 Investment income                                                      -               -
34,800
 Money market interest                                                   305            -
439
 Commission reimbursement                                                339            -
339
  Total receivables                                                      644            -
35,578
TOTAL ASSETS                                                     $63,124,069      $5,163,381
$112,792,449

LIABILITIES AND PLAN EQUITY
Liabilities:
 Benefits payable to participants                                $ 1,034,580      $   34,629   $
1,698,932
Plan Equity                                     62,089,489        5,128,752        111,093,517
TOTAL LIABILITIES AND PLAN EQUITY                                $63,124,069      $5,163,381
$112,792,449


        The accompanying Notes to Financial Statements are an integral part of these statements.

                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1996

                                                                 Fidelity
Investment Funds
                                                                         Asset          OTC
                                       MIP       Puritan      Magellan   Manager   Portfolio     Overseas
ADDITIONS
 Investment income:
  Net appreciation (depreciation)
   in the fair value of investments $     -    $   199,817  $(1,219,051)             $ 20,769   $
69,080 $   63,352
  Dividends                               -      1,406,226    4,103,553   56,890        184,733
90,771
  Interest:
   Investments                                    407,767          -           -         -          -
-
   Money market                                       360           668
1,326        63                    310                144
   Loans                                             -             -           -         -          -
-
  Other                                              -             (120)                     186
(1)            37                   (4)
   Net investment income               408,127   1,606,591    2,886,014
77,721         254,160         154,263

 Contributions:
  Employee                             653,474   1,044,750    2,188,816  104,159        242.728
213.324
  Employer                                -            265        2,180     -            -          -
  Rollover                               1,686      27,038       74,862    6,963         24,591
739
  Reimbursed commissions                  -           -            -        -            -          -
  Forfeiture credits                      -                       -            -         -          -
      -
   Total contributions                 655,160                1,072,053
2,265,858    111.122           267,319            214,063
TOTAL ADDITIONS                                 1,063,287     2,678,644
5,151,872    188,843           521,479            368,326

DEDUCTIONS
 Distributions to participants                   (427,468)     (586,695)              (1,056,057)
(326)      (2,175)                (106)
 Forfeited benefits                       -                        -                        -           -
-               -
TOTAL DEDUCTIONS                      (427,468)                (586,695)              (1,056,057)
(326)      (2,175)                (106)

TRANSFERS
 Due to participant elections                     (73,157)      (91,188)              (1,377,381)
939       628,499              169,778
 Due to participant loans               25,781                  (74,621)                 (80,379)
1,782      19,219               (3,744)
TOTAL TRANSFERS                                   (47,376)     (165,809)              (1,457,760)
2,721     647,718              166,034

NET CHANGE IN PLAN EQUITY              588,443   1,926,140    2,638,055  191,238      1,167,022
534,254

PLAN EQUITY, beginning of year                  6,657,401    10,357,953
24,658,975   564,475           662,771            973,701

PLAN EQUITY, end of year            $7,245,844 $12,284,093  $27,297,030 $755,713     $1,829,793
$1,507,955


        The accompanying Notes to Financial Statements are an integral part of these statements.

                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1996

                                                  KCPL            Loans to          Total of
                                                Stock Fund      Participants        All Funds

ADDITIONS
 Investment income:
  Net appreciation
   in the fair value of investments            $ 5,291,582      $     -           $  4,425,549
 Dividends                                       4,033,672            -              9,875,845
 Interest:
  Investments                                                          -                -
407,767
  Money market                                                        2,152             -
5,023
  Loans                                                                -             533,818
533,818
 Other                                                 418          -                      516
   Net investment income                         9,327,824         533,818          15,248,518

 Contributions:
  Employee                                       2,617,686            -              7,064,937
  Employer                                       2,607,428            -              2,609,873
  Rollover                                          13,009            -                148,888
  Reimbursed commissions                            44,193            -                 44,193
  Forfeiture credits                                                  3,284             -
3,284
   Total contributions                           5,285,600            -              9,871,175
TOTAL ADDITIONS                                 14,613,424         533,818          25,119,693

DEDUCTIONS
 Distributions to participants                  (2,517,196)        (95,647)         (4,685,670)
 Forfeited benefits                                                  (3,269)            -
(3,269)
TOTAL DEDUCTIONS                                (2,520,465)        (95,647)         (4,688,939)

TRANSFERS
 Due to participant elections                      742,510            -                   -
 Due to participant loans                         (123,762)        235,724                -
TOTAL TRANSFERS                                    618,748         235,724                -

NET CHANGE IN PLAN EQUITY                       12,711,707         673,895          20,430,754

PLAN EQUITY, beginning of year                  62,089,489       5,128,752         111,093,517

PLAN EQUITY, end of year                       $74,801,196      $5,802,647        $131,524,271


  The accompanying Notes to Financial Statements are an integral part of these statements.

                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1995

                                                                 Fidelity
Investment Funds
                                                                         Asset          OTC
                                       MIP       Puritan      Magellan   Manager    Portfolio   Overseas
ADDITIONS
 Investment income:
  Net appreciation
   in the fair value of investments $     -    $ 1,250,219  $ 5,356,260 $ 64,495     $ 88,298    $ 52,833
  Dividends                               -        547,145    1,447,394   14,860       34,872      21,681
  Interest:
   Investments                                    369,126          -           -         -           -
-
   Money market                                         8           388
725          57                  104                 99
   Loans                                             -             -           -         -           -
-
  Other                                              -                2                      (60)
2          -                    -
   Net investment income               369,134                1,797,754                6,804,319
79,414       123,274          74,613

 Contributions:
  Employee                             655,886     993,120    2,158,252  101,883      133,448     226,330
  Employer                                -           -            -        -            -           -
  Rollover                                -          8,796       11,945    2,124        1,345       7,139
  Reimbursed commissions                  -           -            -        -            -           -
  Forfeiture credits                      -                        -                        -           -
      -         -
   Total contributions                 655,886                1,001,916                2,170,197
104,007      134,793         233,469
TOTAL ADDITIONS                                 1,025,020     2,799,670                8,974,516
183,421      258,067         308,082

DEDUCTIONS
 Distributions to participants                   (594,334)     (345,139)                (800,329)
(19,377)     (17,637)        (11,194)
 Forfeited benefits                       -                        -                        -           -
-          -
TOTAL DEDUCTIONS                      (594,334)                (345,139)                (800,329)
(19,377)     (17,637)        (11,194)

TRANSFERS
 Due to participant elections                     782,883        27,745
(1,834,727)   26,100         157,510             37,459
 Due to participant loans              (52,414)                 (20,156)                (169,554)
8,179    16,653               18,573
TOTAL TRANSFERS                                   730,469         7,589               (2,004,281)
34,279       174,163          56,032

NET CHANGE IN PLAN EQUITY            1,161,155   2,462,120    6,169,906  198,323      414,593     352,920

PLAN EQUITY, beginning of year                  5,496,246     7,895,833               18,489,069
366,152      248,178         620,781

PLAN EQUITY, end of year            $6,657,401              $10,357,953              $24,658,975
$564,475    $662,771        $973,701


        The accompanying Notes to Financial Statements are an integral part of these statements.

                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1995

                                                  KCPL            Loans to          Total of
                                                Stock Fund      Participants        All Funds

ADDITIONS
 Investment income:
  Net appreciation
   in the fair value of investments            $ 6,292,588      $     -           $ 13,104,693
 Dividends                                       3,502,951            -              5,568,903
 Interest:
  Investments                                                          -                -
369,126
  Money market                                                        2,056             -
3,437
  Loans                                                                -             436,646
436,646
 Other                                                 (85)           -                   (141)
   Net investment income                         9,797,510         436,646          19,482,664

 Contributions:
  Employee                                       2,392,233            -              6,661,152
  Employer                                       2,524,326            -              2,524,326
  Rollovers                                         13,023            -                 44,372
  Reimbursed commissions                            46,713            -                 46,713
  Forfeiture credits                                                  4,118             -
4,118
   Total contributions                           4,980,413            -              9,280,681
TOTAL ADDITIONS                                 14,777,923         436,646          28,763,345

DEDUCTIONS
 Distributions to participants                  (2,406,800)       (145,975)         (4,340,785)
 Forfeited benefits                                                  (4,118)            -
(4,118)
TOTAL DEDUCTIONS                                (2,410,918)       (145,975)         (4,344,903)

TRANSFERS
 Due to participant elections                      803,030            -                   -
 Due to participant loans                         (230,542)        429,261                -
TOTAL TRANSFERS                                    572,488         429,261                -

NET CHANGE IN PLAN EQUITY                       12,939,493         719,932          24,418,442

PLAN EQUITY, beginning of year                  49,149,996       4,408,820          86,675,075

PLAN EQUITY, end of year                       $62,089,489      $5,128,752        $111,093,517


  The accompanying Notes to Financial Statements are an integral part of these statements.

                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1994

                                                                 Fidelity
Investment Funds
                                                                         Asset          OTC
                                       MIP       Puritan      Magellan                Manager
Portfolio   Overseas
ADDITIONS
 Investment income:
  Net depreciation
   in the fair value of investments $     -    $ (516,284)  $(1,102,236)             $(32,159)   $
(5,169)     $(22,666)
  Dividends                               -       646,039       758,758   12,035        1,963       9,773
  Interest:
   Investments                                    338,676         -            -         -           -
-
   Money market                                       221          366
1,199        47                   29                 67
   Loans                                             -            -            -         -           -
-
  Other                                              -           1,488
(1,504)           (1)           -                     2
   Net investment income (loss)                   338,897      131,609
(343,783)    (20,078)         (3,177)           (12,824)

 Contributions:
  Employee                             738,913  1,011,049     2,310,016   93,693       86,493     177,998
  Employer                                -          -             -                     -           -
-
  Rollover                               6,407                     981
981        -                    -     14,951
  Reimbursed commissions                  -          -             -        -            -           -
  Forfeiture credits                      -                       -            -         -           -
-
   Total contributions                 745,320               1,012,030
2,310,997     93,693          86,493            192,949
TOTAL ADDITIONS                                 1,084,217    1,143,639
1,967,214     73,615          83,316            180,125

DEDUCTIONS
 Distributions to participants                 (1,348,692)  (1,175,832)
(1,926,499)  (57,286)        (20,310)           (20,136)
 Forfeited benefits                       -                       -            -         -           -
-
TOTAL DEDUCTIONS                    (1,348,692)             (1,175,832)
(1,926,499)  (57,286)        (20,310)           (20,136)

TRANSFERS
 Due to participant elections                    (227,974)      (6,188)
(483,042)    142,660         100,084            322,192
 Due to participant loans              (81,888)                 (9,492)
(111,316)     11,574           8,889             33,392
TOTAL TRANSFERS                                  (309,862)     (15,680)
(594,358)    154,234         108,973            355,584

NET CHANGE IN PLAN EQUITY             (574,337)                (47,873)
(553,643)    170,563         171,979            515,573

PLAN EQUITY, beginning of year                  6,070,583    7,943,706
19,042,712   195,589          76,199            105,208

PLAN EQUITY, end of year            $5,496,246              $7,895,833
$18,489,069                 $366,152           $248,178     $620,781


        The accompanying Notes to Financial Statements are an integral part of these statements.

                        Kansas City Power & Light Company
             Cash or Deferred Arrangement Employee Savings Plus Plan
      Statement of Income and Changes in Plan Equity, With Fund Information
                      for the Year Ended December 31, 1994

                                                  KCPL            Loans to         Total of
                                                Stock Fund      Participants       All Funds

ADDITIONS
 Investment income:
  Net depreciation
   in the fair value of investments            $  (237,684)     $     -           $(1,916,198)
  Dividends                                      3,201,956            -             4,630,524
  Interest:
   Investments                                                         -                -      338,676
   Money market                                      1,997            -                 3,926
   Loans                                                               -             354,178
354,178
  Other                                                                  (4)            -
(19)
    Net investment income                        2,966,265         354,178          3,411,087

 Contributions:
  Employee                                       2,592,423            -             7,010,585
  Employer                                       2,658,993            -             2,658,993
  Rollover                                           3,196            -                26,516
  Reimbursed commissions                            45,999            -                45,999
  Forfeiture credits                                                  4,637             -
4,637
   Total contributions                           5,305,248            -             9,746,730
TOTAL ADDITIONS                                  8,271,513         354,178         13,157,817

DEDUCTIONS
 Distributions to participants                  (7,319,343)       (168,471)       (12,036,569)
 Forfeited benefits                                                  (4,637)            -
(4,637)
TOTAL DEDUCTIONS                                (7,323,980)       (168,471)       (12,041,206)

TRANSFERS
 Due to participant elections                      152,268            -                  -
 Due to participant loans                          (13,297)        162,138               -
TOTAL TRANSFERS                                    138,971         162,138               -

NET CHANGE IN PLAN EQUITY                        1,086,504         347,845          1,116,611

PLAN EQUITY, beginning of year                  48,063,492       4,060,975         85,558,464

PLAN EQUITY, end of year                       $49,149,996      $4,408,820        $86,675,075


        The accompanying Notes to Financial Statements are an integral part of these statements.

DESCRIPTION OF THE PLAN
The  following  description  of the Kansas  City  Power  &  Light
Company's  Cash or Deferred Arrangement, alternatively  known  as
Employee Savings Plus Plan (the Plan) provides only general information regarding the Plan. Participants should refer to the
 Plan Agreement for more complete information.
The  Plan is designed to encourage and assist employees of Kansas
City  Power & Light Company and Subsidiary (Company) to  adopt  a regular savings and investment program for long term needs, especially retirement. The Company is the Plan Administrator and
UMB   Bank,  n.a.  (UMB)  is  the  Trustee.   The  Administrative
Committee is the fiduciary of the Plan and has the responsibility of establishing the rules under which the Plan is run.
I.   Eligibility  and  Employee Contributions - Employees  become eligible to participate on the first day of each month coincident with or following their completion of one year of service. Participants may change the amount of their elective contribution effective the first day of each month. A participant may cease elective contributions at any time. Effective February 1, 1996, employees are immediately eligible to make elective contributions to the Plan.  If the employee begins employment during the first
     15 days of a month, they can begin participating in the Plan the first day of the following month. If an employee's first day of employment is after the 15th of the month, they are eligible to participate in the Plan the first day of the next following month.
     Participants  can contribute any whole percentage  of  their base pay from 2% to 12% (prior to April 1, 1997, the maximum percentage was 10%) to the Plan, except that contributions
     may  not  exceed the maximum allowable under the  law.   The
     maximum individual contribution allowed for 1996 was $9,500;
     and for 1995 and 1994 was $9,240.  Other special limitations may  reduce  the  participant elective and Company  matching
     maximum   contribution   amounts  for   highly   compensated
     employees.
II.  Company Matching Contributions - The Company contributes  an amount equal to 50% of the employee's elective contribution, not to  exceed three percent of base pay as defined in the Plan.
     Company contributions may be made in cash, Company stock, or a combination thereof. Company contributions will at all times be invested in the common stock of the Company. The Company will begin matching employee contributions when the employee completes one year of service.
III. Rollovers - Participants may elect to transfer funds from another qualified retirement plan to the Plan, with permission from the Administrative Committee.
IV.  Vesting and Forfeitures
     A.   Elective Contribution and Rollover Accounts - Participants
          are at all times 100% vested in their elective contribution and rollover accounts.
B.   Company Match Account - Participants who retire after age
55, die, or become totally and permanently disabled while an employee of the Company are considered 100% vested in the Company
Match Account, regardless of their length of service with the
Company.
          Vesting of the Company Match Account for participants who
          leave the Company for a reason other than death, disability, or retirement is based upon Years of Service for Vesting. A year of service for Plan purposes is defined as any year in which an employee completes at least 1,000 hours of service with the Company. Generally, all years of service with the Company are taken into account in computing Years of Service for Vesting. Participants who accrue two years of service prior to termination of employment are 20% vested. Participants are credited with 20% additional vesting each year thereafter, with full vesting after six years of service.
          The  portion  of  Company Match Accounts  that  is  not
          vested   is   forfeited  by  terminating  participants.
          Forfeitures are used to reduce future Company  matching
          contributions.  The  1996,  1995  and  1994   forfeited
          benefits were $3,269, $4,118, and $4,637, respectively.
          The  Company used forfeiture credits of $3,284, $4,118,
          and  $4,637  for 1996, 1995 and 1994, respectively,  to
          reduce the matching contributions.
V.   Investment of Accounts
     A. Investment of Elective Contribution and Rollover Accounts Participants may direct (in 5% increments) the investment of their elective contribution and rollover accounts in one or more of the following seven investment funds:
          1.   KCPL Stock Fund - a fund designed to invest solely in the
               Company's common stock.
2.   Fidelity Managed Income Portfolio (MIP) Fund - a fund that seeks to preserve capital and provide a competitive level of income over time.
3.   Fidelity Puritan Fund - a growth and income fund that seeks income consistent with preservation of capital by investing in a broadly diversified portfolio of common stocks, preferred stocks, and bonds, including lower-quality, high-yield debt securities.
4.   Fidelity Magellan Fund - a growth fund that seeks long term capital appreciation by investing in stocks of companies with potentially above average growth potential and a corresponding higher level of risk.
5.   Fidelity Asset Manager Fund - an asset allocation fund that seeks high total return with reduced risk over the long term by investing in domestic and foreign equities, bonds and short term instruments.
6.   Fidelity OTC Portfolio Fund - a growth fund that seeks long term capital appreciation by investing in securities traded on the over-the-counter securities market.
7.   Fidelity Overseas Fund - an international growth fund that seeks long term capital growth by investing in foreign securities that includes common stock, securities convertible into common stock and debt instruments.
     B.   Investment of Company Match Account - This account will at all times be invested in the common stock of the Company.
     As   of   December   31,   1996,    1,853   employees   were
     participating   in   the   Plan,   1,044   of   whom    were
     investing  their  elective contributions in  more  than  one
     of  the  available  options of  the  Plan.   There  were  82
     employees  contributing  only  to  the  Fidelity  MIP  Fund,
     34  employees  contributing only  to  the  Fidelity  Puritan
     Fund,  168  employees  contributing  only  to  the  Fidelity
     Magellan  Fund,  2  employees  contributing  only   to   the
     Fidelity  Asset  Manager  Fund,  30  employees  contributing only  to  the  Fidelity  OTC Portfolio  Fund,  16  employees
     contributing  only  to  the  Fidelity  Overseas  Fund,   and
     477 employees contributing only to the KCPL Stock Fund.
     Participants also have the opportunity to change  how  their past  savings  in their elective and rollover  accounts  are
     invested.   Participants can make such changes  on  a  daily
     basis.   Participants making such elections will have  their
     fund  shares  sold,  and the proceeds transferred  and  fund shares purchased per their request.
     The  non-participant directed portion of the KCPL Stock Fund consisted of 1,164,914.9967 shares valued at $33,200,077 and 1,036,648.4941 shares valued at $27,212,023 at December 31,
     1996 and 1995, respectively.
VI. Allocation of Investment Income - The Trustee allocates investment income based on the shares held by participants in their individual accounts.  Individual accounts are valued on each business day of the Trustee to reflect the current market value of the investments.
     If  contributions or participant transfers received  by  the
     Trustee  cannot  be immediately invested in  the  investment funds, the moneys are held in an interest bearing UMB  Money
     Market Fund.  Some distributions may also be invested in the money  market fund prior to payment to the participant.  Any interest earned is allocated back to the investment accounts based on the amounts originally transferred.
     The  money  market  interest receivable represents  interest earned  in the money market accounts for December  1996  and
     1995.
VII. Termination Payments - Participants who leave the Company as a result of termination, retirement, or permanent disability may receive the entire amount of their account in one lump-sum payment, rollover their account to another trustee, or elect to defer distribution until age 62 or retirement, whichever  is later.  Upon death, distributions will be made to beneficiaries in a lump sum or in installment payments over a period of no more than three years.  Payment will commence no later than 60 days after the December 31 coinciding with or next following the date of the participant's death.
     Benefits  Payable to Participants represents an accrual  for those  participants  who had terminated service  during  the year and had not received their distribution by December 31.
     This  amount, however, does not include an accrual for those
     terminated   employees   that   elected   to   defer   their
     distribution until age 62, except for those that will  reach age  62 during 1996 and 1995.  The deferred to age 62 totals for  participants  not required to receive distributions  in the  next  calendar year are $8,015,135 and  $9,583,307  for
     December 31, 1996 and 1995, respectively.
VIII.     Loans to Participants - The Plan allows participants to
     borrow against their vested account balance to obtain either an installment or residential loan. Other than by obtaining a loan, the  Plan  does not provide for in-service withdrawals  from elective accounts, rollover accounts, or Company Match accounts. Distributions are made only upon retirement, disability, termination of employment, or death.
     An installment loan may be used for any purpose, whereas a residential loan must be used for the purchase of the participant's primary residence. The maximum loan terms for installment and residential loans are 5 and 15 years, respectively. A participant may have no more than one of each type of loan outstanding at the same time.
     For   all  loans  issued  through  October  1989,   if   the
     participant's account balance was $20,000 or  less,  then  a maximum of 80% of the vested account balance, not to  exceed
     $10,000, could be borrowed.  If the account balance was more than $20,000, then 50% of the vested account balance, not to exceed  $50,000  could be borrowed.  The interest  rate  for these  loans  was  based  on the Fidelity  GIC  Group  Trust interest rate of 8.31%.
     For  loans issued after November 1, 1989, the maximum amount that a participant can borrow is 50% of their vested account balance, not to exceed $50,000.  The interest rate for these loans is UMB's prime rate plus 2%. The minimum amount a participant can borrow is $1,000.
     Principal and interest on all loans is repaid to the participant's individual accounts based on their current contribution allocation election. All loans are repaid by payroll deduction except when paid in full in advance or the unpaid principal is deducted from a total distribution which
     results   from   a   death,   disability,   retirement,   or
     termination.
     Loans   to   Participants  represents  the  total   of   the
     outstanding  loans  issued from the investment  funds.   The
     1996 Loans to Participants total of $5,606,288 was comprised of  $804,508  of  residential and $4,801,780 of  installment
     loans.   The  1995 Loans to Participants total of $4,929,010
     was  comprised of $718,046 of residential and $4,210,964  of installment loans.
IX.  Commissions and Administrative Expenses - Total  1996,  1995
     and  1994  commissions were $44,193, $46,713,  and  $45,999, respectively, of which the Company owed the Plan $391 at December
     31, 1996, and $339 at December 31, 1995.  Commissions paid by the
     Plan for purchases and sales of Company common stock are reimbursed by the Company.
     Administrative  expenses  are  also  paid  by  the  Company.
     During the year ended December 31, 1996, a net of $26,030 in costs for the administration of the Plan were billed to  the
     Company   by  the  Trustee  after  deducting  plan   expense
     reimbursements   from  Fidelity  Investments.    The   total
     administrative costs billed to the Company for 1995 and 1994 were $53,085 and $55,516, respectively.
X.   Voluntary  Early Retirement Program - On March 8, 1994,  the
     Board of Directors of the Company authorized the Company to offer a Voluntary Early Retirement Program. Of the 411 eligible employees, 312 employees with a Plan account elected to participate in the program and retired from the  Company  on
     June 30, 1994.  Retiring employees who participated in the Plan could elect any of the termination payment options described in
     Note 7.
XI.  Related Party and Party-In-Interest Transactions - The
Trustee is authorized under contract provisions and ERISA
regulations, to invest in funds under its control and in
securities of the Company.
     In  1996  there  were 473,425 shares purchased  and  152,278 shares sold in the KCPL Stock Fund under the Trustee's control totaling $12,826,028 and $4,063,353 respectively. In 1995 there were 483,086 shares purchased and 184,534 shares sold totaling $11,426,866 and $4,296,353, respectively.
     Temporary cash balances are invested on a daily basis in short-term investment funds under the Trustee's control.
     Although  those temporary cash balances are not material  to the  Plan's  financial statements, there were 540  purchases and 474 sales in the UMB Money Market Fund totaling $16,855,503 and $16,808,414, respectively in 1996. In 1995 there  were 505 purchases and 503 sales totaling $15,939,033 and $16,009,474, respectively.
XII. Agreement  and  Plan of Merger with Western Resources  -  On
     February 7, 1997, KCPL and Western Resources entered into an
     Agreement and Plan of Merger to form a strategic business combination. The effective time of the merger is dependent upon all  conditions of the Merger Agreement being met or waived.
     Under the terms of the agreement, KCPL common stock will  be exchanged for Western Resources common stock valued at $32.00, subject to a conversion ration limiting the amount of Western Resources common stock that holders of KCPL common stock would receive per share of KCPL common stock to no more than 1.1 shares and no less that 0.917 shares.  The transaction is subject to several closing conditions including approval by each company's shareholders, approval by a number of regulatory authorities, and dissenting shares equaling less that 5.5% of KCPL's outstanding shares. The Merger Agreement does not allow KCPL to increase its common stock dividend prior to the effective time or termination.
     The effect of the merger on the Plan is not known at this time.
XIII.     Summary of Other Significant Accounting Policies
     Basis of Accounting - The Plan's financial statements are maintained on the accrual basis. Plan records are maintained on a calendar year basis. Investments are valued at quoted market prices on the last business day of the Plan year.  In accordance with the policy of stating investments at fair market value, the
     Plan presents in the statement of changes in net assets available for Plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation)
     on those investments.
     Reclassifications - Certain amounts in the 1994 financial statements were reclassified to conform to the 1996 and 1995 presentations.
     Tax  Status  -  The Plan has been approved by  the  Internal
     Revenue  Service  as a "qualified" plan under  the  Internal
     Revenue Code.  The Plan is exempt from Federal taxes on  its income, and the participants in the Plan are not subject  to taxes  on  either the income or the Company's  contributions until such time as distributions are received.  The Plan has been  amended  since  receiving the last  tax  determination
     letter  from  the  Internal Revenue Service.   However,  the
     Administrative  Committee believes  the  Plan  is  currently designed and operated in compliance with the applicable requirements of the Code. The Administrative Committee believes  the Plan is qualified and tax-exempt, as described above, as of December 31, 1996 and 1995.
     Amendment and Termination - Although the Company intends  to continue  the  Plan indefinitely, it reserves the  right  to amend  or  terminate the Plan or cease Company contributions to it.  If the Plan is terminated, participants will receive
     the   amounts   credited   to  their   accounts   and   will
     automatically  be fully vested in the Company Match  Account
     regardless  of  the  participant's  years  of  service   for
     vesting.
     Management's  Estimates  -  The  preparation  of   financial
     statements  in conformity with generally accepted accounting
     principles   requires  management  to  make  estimates   and
     assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from the Plan during the reporting period. Actual results could differ from those estimates.
XIV. Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.



                          SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Employee Savings
Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  EMPLOYEE SAVINGS PLUS PLAN
                             (
                             (
                             (By:  /s/ B. M. Tate
                             (        B. M. Tate, Chairman
                             (
                             (
                             (     /s/ S. W. Cattron
                             (        S. W. Cattron, Member
                             (
                             (
                             (     /s/ J. S. Latz
                             (        J. S. Latz, Member




June 20, 1997



              CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of Kansas City Power & Light Company on Form S-8 (File No. 33-58917) of our report dated June 6, 1997, on our audit of the financial statements of the Kansas City Power & Light Company Cash or Deferred Arrangement Employee Savings Plus Plan as of December 31, 1996, and 1995, and for the years ended December 31, 1996, 1995, and 1994, which report is included in this Annual Report on Form 11-K.








/s/ Coopers & Lybrand L.L.P.
   COOPERS & LYBRAND L.L.P.

Kansas City, Missouri
June 19, 1997